

Exhibit 99.1

WYNDHAM

*Wyndham Grand Chigcago Riverfront, Chicago, IL*
*Operator: Wyndham Hotel Group*
*Guest Rooms: 334*
*Vacation Rental Units: 48*







# Hospitality Properties Trust

## Q4 2015 Investor Presentation

HPT LISTED NYSE

# Disclaimer.

THIS PRESENTATION CONTAINS FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE," "EXPECT," "ANTICIPATE," "INTEND," "PLAN," "ESTIMATE," OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS. FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. YOU SHOULD NOT PLACE UNDUE RELIANCE UPON ANY FORWARD LOOKING STATEMENT. EXCEPT AS REQUIRED BY APPLICABLE LAW, WE UNDERTAKE NO OBLIGATION TO UPDATE OR REVISE ANY FORWARD LOOKING STATEMENT AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THIS PRESENTATION CONTAINS NON-GAAP FINANCIAL MEASURES, INCLUDING ADJUSTED EBITDA AND NORMALIZED FUNDS FROM OPERATIONS.



Unless otherwise noted, all data presented is as of December 31, 2015.

# HPT's high quality properties, conservative profile and secure cash flows provide a growing and well covered dividend.

- Favorable market trends – lodging and travel center industry.

- Diversified portfolio of recently renovated, high quality properties.

- Long term portfolio agreements that can provide security of cash flow.

- Hotel RevPAR growth outperforming the industry.

- Ramping portfolio and external growth opportunities.

- Conservative profile. Capacity to support continued disciplined growth.

# Economic growth continues. U.S. hotel industry forecasts remain optimistic.

*Lodging Industry Forecasts*

| | 2016 | | | | 2017 | | |
|---|---|---|---|---|---|---|---|
| | **PKF** | **PWC** | **STR** | **YTD Preliminary** | **PKF** | **PWC** | **STR** |
| Supply | 1.9% | 1.9% | 1.7% | 1.5% | - | - | 1.9% |
| Demand | 2.1% | - | 2.3% | 1.2% | - | - | 2.1% |
| Occupancy | 0.3% | 0.3% | 0.6% | -2% to 0% | - | - | 0.2% |
| Average Rate | 5.2% | 5.2% | 4.4% | 2% to 4% | - | - | 4.3% |
| RevPAR | 5.5% | 5.5% | 5.0% | 1% to 3% | - | - | 4.5% |
| Updated: | *Jan-16* | *Jan-16* | *Jan-16* | *Jan-16* | - | - | *Feb-16* |

Source: PKF Research, PWC, STR

# Economic growth continues. Increasing regulation may cater to full service travel center advantages.

Issue

Implication

" ...freight volumes are expected to increase by nearly 29% over the next 11 years"

-2015 study by American Trucking Associations and IHS Global Insight.

Fuel and non-fuel demand is expected to see continued steady growth over the next decade.

This regulation is found in Section 395.3(a)(2).



**11-Hour Driving Limit**
During the 14-consecutive-hour period explained above, you are only allowed to drive your truck for up to 11 total hours. A driver may drive a total of 11 hours during the 14-hour period, however, after June 30, 2013, driving is not permitted if more than 8 hours have passed since the end of the driver's last off-duty or sleeper-berth period of at least 30 minutes. Once you have driven a total of 11 hours, you have reached the driving limit and must be off duty for another 10 consecutive hours (or equivalent) before driving your truck again.

Travel centers which provide services to professional truck drivers from restaurants to clean showers and bathrooms to truck repair facilities will be in demand.

THE WALL STREET JOURNAL.

This copy is for your personal, non-commercial use only. To order presentation-ready copies for distribution to your colleagues, clients or customers visit http://www.djreprints.com.

http://www.wsj.com/articles/truck-drivers-face-shortage-of-legal-safe-places-to-park-1421799404

BUSINESS

## Truck Drivers Face Parking Shortage

They're Required to Rest, but Lack Places to Stop



Larger full service truck stops with ample parking, for over 180 tractor trailer trucks will have a competitive advantage – TA's reservation program proves value.

# HPT is one of the most geographically diverse lodging REITs that owns hotels and travel centers operated under recognized brands.

- $8.6 billion investment portfolio (historical investment basis[(1)]).
- Total of 495 properties located in 45 states, Puerto Rico and Canada.
  - 302 hotels with 45,864 rooms.
  - 193 travel centers located adjacent to the U.S. interstate highway system.

## HPT Hotel Brands



TownePlace Suites Marriott
12 hotels
1,321 suites
Hawthorn Suites by Wyndham
16 hotels
1,756 suites
Country Inns & Suites
5 hotels
753 suites
Holiday Inn Hotels · Resorts
3 hotels
754 rooms
SpringHill Suites Marriott
2 hotels
264 rooms
Park Plaza Hotels & Resorts
1 hotel
209 rooms
Courtyard Marriott
71 hotels
10,265 rooms
Candlewood Suites
61 hotels
7,553 suites
Residence Inn Marriott
35 hotels
4,488 suites
Royal Sonesta Hotel
4 hotels
1,571 rooms
Crowne Plaza Hotels & Resorts
7 hotels
2,711 rooms
Staybridge Suites
19 hotels
2,364 suites
Hyatt Place
22 hotels
2,724 suites
Sonesta ES Suites
23 hotels
2,815 suites
Wyndham Hotels & Resorts
6 hotels
1,823 rooms
Sonesta Collection Hotels · Resorts · Suites
4 hotels
1,445 rooms
InterContinental Hotels & Resorts
3 hotels
800 rooms
Marriott Hotels & Resorts
2 hotels
748 rooms
The Clift Hotel
1 hotel
372 rooms
Radisson Hotels & Resorts
5 hotels
1,128 rooms

## HPT Travel Center Brands



TravelCenters of America

PETRO Stopping Centers®

(1) Represents historical cost of properties plus capital improvements funded by HPT less impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.

# HPT has $5.4 billion invested in 302 full service, select service and extended stay hotels.

## HPT Hotel Managers

*(by $ invested)*



Marriott International, Inc.
122 hotels / 17,086 rooms
$1,779 million
InterContinental Hotels Group plc
93 hotels / 14,182 rooms
$1,564 million
Sonesta International Hotels Corporation
31 hotels / 5,831 rooms
$1,085 million
Wyndham Hotel Group
22 hotels / 3,579 rooms
$382 million
Global Hyatt Corporation
22 hotels / 2,724 suites
$302 million
Carlson Hotels Worldwide
11 hotels / 2,090 rooms
$210 million
Morgans Hotel Group
1 hotel / 372 rooms
$120 million


## Unique Agreements

- 9 Hotel Management Agreements/Leases
- HPT's operating agreement structure reduces cash flow volatility in a downturn and allows for upside participation in a recovery.
- The majority of HPT's 302 hotel properties are secured by deposits or guarantees and have potential additional returns based on performance.
  - Six agreements covering 207 hotels feature manager guarantees and/or security deposits that protect HPT's cash flow when hotel operations fail to cover minimum rents or returns.
  - Hotel management agreements provide for additional returns to HPT based on hotel net operating income above certain thresholds.



(1) Represents historical cost of properties plus capital improvements funded by HPT less impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.



*Staybridge Suites Lake Buena Vista, Orlando, FL*
*Operator:  Intercontinental Hotel Group*
*Guest Rooms: 150*



Marriott Residence Inn San Antonio Downtown/Alamo Plaza, San Antonio, TX
Operator: Marriott International, Inc.
Guest Rooms: 220







# HPT has $3.2 billion invested in 193 travel centers located along the U.S. Interstate Highway System.

- Travel Centers of America operates two of the strongest travel center brands in the industry.

HPT owns or leases 147 “TA” travel centers located in 40 states.


Seville, OH
TA
LODI TRAVEL CENTER

HPT owns 46 “Petro” travel centers located in 26 states.


N. Las Vegas, NV
PETRO
Iron Skillet Restaurant

- 5 Triple Net Leases
- HPT's travel centers are part of TA’s network of 252 “TA” and “Petro” branded travel centers in 43 states and Canada.
- Difficult to replicate real estate located near exits along the U.S. Interstate Highway System.
- Average site is over 25 acres with parking for 186 trucks and 100 cars.
- Multiple diesel fuel and gasoline islands, plus a full service restaurant (approx. 135 seats) and one or more quick service restaurants (QSRs) at each site.(1)
- Large travel and convenience stores averaging over 5,000 square feet of space.
- Truck repair facilities and parts stores; the only nationwide on the road truck repair service along the U.S. Interstate Highway System.

(1) TA operates 360 quick service restaurants (QSRs) under contracts with more than 35 national franchisors including: Arby’s®; Burger King®; Popeye's Chicken & Biscuits®; Pizza Hut®; Starbucks Coffee®; Subway®; Taco Bell® and Wendy’s®.

# 79% of HPT's total minimum rents and returns are secured by deposits or guarantees.

| | Agreement | No. of Properties | No. of Rooms | Annual Minimum Return/Rent | % of Total | Coverage [1] | | Security Features |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | | | Q4 | LTM | |
| 1 | Marriott No. 1 | 53 | 7,610 | $68,356 | 9% | 1.07x | 1.33x | - |
| 2 | Marriott No. 234 | 68 | 9,120 | 106,243 | 15% | 0.94x | 1.08x | Limited guaranty provided by Marriott. |
| 3 | Marriott No. 5 | 1 | 356 | 10,116 | 1% | 0.64x | 0.55x | Marriott guaranty. |
| 4 | InterContinental | 93 | 14,182 | 151,218 | 20% | 1.09x | 1.20x | Security deposit. |
| 5 | Sonesta | 31 | 5,831 | 82,338 | 11% | 0.51x | 0.67x | - |
| 6 | Wyndham | 22 | 3,579 | 27,976 | 4% | 0.82x | 0.91x | Limited guaranty provided by Wyndham. |
| 7 | Hyatt | 22 | 2,724 | 22,037 | 3% | 0.97x | 1.12x | Limited guaranty provided by Hyatt. |
| 8 | Carlson | 11 | 2,090 | 12,920 | 2% | 0.83x | 1.32x | Limited guaranty provided by Carlson. |
| 9 | Morgans | 1 | 372 | 7,595 | 1% | 0.94x | 1.18x | - |
| 10 | TA No. 1 | 39 | - | 48,862 | 7% | (2) | (2) | TA guaranty. |
| 11 | TA No. 2 | 38 | - | 47,229 | 6% | (2) | (2) | TA guaranty. |
| 12 | TA No. 3 | 38 | - | 50,077 | 6% | (2) | (2) | TA guaranty. |
| 13 | TA No. 4 | 38 | - | 46,680 | 6% | (2) | (2) | TA guaranty. |
| 14 | TA No. 5 | 40 | - | 64,875 | 9% | (2) | (2) | TA guaranty. |
| Total | 14 agreements 8 brand owners | 495 | 45,864 | $746,522 | 100% | | | |

(1) We define coverage as combined total property level revenues minus FF&E reserve escrows, if any, and all property level expenses which are not subordinated to minimum returns and minimum rent payments to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us. Coverage amounts for our Sonesta, Wyndham, InterContinental and TA agreements include data for periods prior to our ownership of certain hotels and travel centers. (2) Data for the periods ended December 31,2015 is currently not available for our tenant TA.



Sonesta Hotel, Ft Lauderdale, FL
Operator: Sonesta International Hotels Corp.
Guest Rooms: 240

# HPT believes its portfolio activity and renovations have resulted in outperformance.

## Hotel Renovations

- From 2010 through 4Q15, HPT has completed renovations at 271 hotels at a cost of approximately $1 billion.

  - Excluding recently acquired properties, renovations are substantially complete at hotels included in HPT's Marriott, InterContinental, Wyndham and Sonesta agreements.

  - HPT's annual minimum returns/rents have increased by 8-9% of the amount of renovation costs funded.

- HPT's hotel portfolio Revenue Per Available Room ("RevPAR") has outperformed industry growth for the past twelve consecutive quarters.



## TA's Full Service Offering

- Despite efficiency headwinds, TA has reported flat to positive same store gallon sales for multiple quarters.

- TA's three months ended September 30, 2015 operating results:

  - Revenue: $1.5 billion.

  - EBITDAR: $99 million.

  - EBITDAR coverage of cash rent and interest: 1.41x.





*Courtyard Atlanta Midtown/Georgia Tech, Atlanta, GA*
*Operator: Marriott International, Inc.*
*Guest Rooms: 168*




**Sonesta ES Suites Princeton, Princeton, NJ**
**Operator: Sonesta International Hotels Corp.**
**Guest Rooms: 124**





# This performance has resulted in improving coverage and strong EBITDA and FFO results.

*(In thousands except number of properties, number of rooms and per share data.)*

|  | As of and for the three months ended December 31, | |
|---|---|---|
|  | **2015** | **2014** |
| **Property data:** | | |
| Number of properties | 495 | 475 |
| Number of rooms | 45,864 | 44,107 |
| Annual minimum returns and rents | $ 746,522 | $ 686,573 |
| Coverage of annual minimum returns and rents[1] | 1.36x[2] | 1.32x[3] |
| **Key financial data:** | | |
| Adjusted EBITDA[4] | $ 123,729 | $ 164,247 |
| Normalized funds from operations (FFO)[4] | $ 81,083 | $ 121,458 |
| Shareholders' equity (book value) | $ 2,812,082 | $ 2,990,153 |
| Debt/book capitalization | 53.9% | 48.7% |
| Weighted average shares outstanding | 151,400 | 149,758 |
| **Per share data:** | | |
| Common dividend | $ 0.50 | $ 0.49 |
| Normalized FFO | $ 0.54 | $ 0.81 |
| Normalized FFO payout ratio | 93.4% | 60.4% |

(1)   We define coverage as combined total property level revenues minus FF&E reserve escrows, if any, and all property level expenses which are not subordinated to minimum returns and minimum rent payments to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments  due to us.
(2)   As of 9/30/15. Data for the periods subsequent to September 30, 2015 is currently not available from our tenant, TA.
(3)   As of 9/30/14. Data for the periods subsequent to September 30, 2014 is currently not available.
(4)   See exhibits hereto for a reconciliation to nearest GAAP measure.

# HPT believes it will continue benefitting from hotel renovations and travel center improvements and from overall health of the portfolio.

- HPT expects to fund $81.4 million of planned hotel improvements in 2016 at fourteen hotels.

- HPT expects to fund $150.0 million of travel center improvements in 2016.

- HPT's hotel operators are anticipating full-year 2016 RevPAR growth generally in the 5 to 7% range, and GOP margin percentage improvement of 100 to 150 basis points versus the same period in 2015.

# Subsequent to 12/31, we have closed one transaction.

- In January, 2016, HPT agreed to acquire the luxury boutique Hotel Monaco in the center of downtown Portland, Oregon for a purchase price of $114 million dollars. This hotel has 221 rooms, the successful Red Star Tavern restaurant and bar, over 8,000 square feet of meeting space and full service spa. The hotel will be added to HPT's management agreement with IHG and IHG will provide an additional security deposit to us of 9 million dollars. The initial net cash yield will be 8.7% and we currently expect to close in March, 2016.

- In February, 2016, HPT acquired the previously announced extended stay transaction consisting of two extended stay hotels with 262 suites located in Cleveland, OH and Westlake, OH for an aggregate purchase price of $12.0 million. HPT converted these hotels to Sonesta ES Suites and added them to its management agreement with Sonesta.

- In 2016, we expect to purchase three of the five newly developed travel centers we previously agreed to acquire and lease to TA for an aggregate purchase price of $78 million. We currently expect to acquire these properties in the first, second and fourth quarters of this year.

- We continue to evaluate investment opportunities but intend to remain disciplined.

# HPT has a conservative financial profile.

## Pro forma Book Capitalization as of December 31, 2015 [1]

*($ in thousands)*

| | | |
|---|---|---|
| Unsecured floating rate debt | $ | 865,000 |
| Unsecured fixed rate debt | | 2,908,478 |
| Total debt | | 3,773,478 |
| | | |
| Shareholders equity (book value) | | 2,812,082 |
| **Total Book Capitalization** | **$** | **6,585,560** |



- ■ Shareholders equity
- ■ Unsecured fixed rate debt
- ■ Unsecured floating rate debt

(1) The amounts represented are pro forma values to reflect certain activities subsequent to 12/31/15. On February 3, 2016, we issued $750,000 aggregate principal amount of unsecured senior notes in underwritten public offerings, which included $400,000 aggregate principal amount of 4.25% unsecured senior notes due 2021 and $350,000 aggregate principal amount of 5.25% unsecured senior notes dues 2026. Net proceeds from these offerings were $732,288 after original issue discounts and offering expenses. On February 10, 2016 we gave notice that we would redeem at par plus accrued interest all $275,000 of our 6.30% senior notes due 2016. We expect to complete this redemption in March 2016.

- No secured debt.

- Unsecured senior notes:

  - ➢ $2,433 million as of December 31, 2015 ($2,422 million net of discounts.)

  - ➢ All fixed rate.

- Unsecured term loan:

  - ➢ $400 million.

  - ➢ April 2019 maturity.

- Revolving credit facility:

  - ➢ $1 billion ($465 million outstanding as of December 31, 2015).

  - ➢ July 2018 maturity plus one year extension option.

- No derivatives, no off balance sheet liabilities and no material adverse change clauses or ratings triggers.



**HPT Pro forma Term Debt Maturities as of December 31, 2015**

*($ in millions)*

(1) The amounts represented are pro forma values to reflect certain activities subsequent to 12/31/15. On February 3, 2016, we issued $750,000 aggregate principal amount of unsecured senior notes in underwritten public offerings, which included $400,000 aggregate principal amount of 4.25% unsecured senior notes due 2021 and $350,000 aggregate principal amount of 5.25% unsecured senior notes dues 2026. Net proceeds from these offerings were $732,288 after original issue discounts and offering expenses. On February 10, 2016 we gave notice that we would redeem at par plus accrued interest all $275,000 of our 6.30% senior notes due 2016. We expect to complete this redemption in March 2016.

# HPT's high quality properties, conservative profile and secure cash flows provide a growing and well covered dividend.

- Favorable market trends – lodging and travel center industry.

- Diversified portfolio of recently renovated, high quality properties.

- Long term portfolio agreements that can provide security of cash flow.

- Hotel RevPAR growth outperforming the industry.

- Ramping portfolio and external growth opportunities.

- Conservative profile. Capacity to support continued disciplined growth.

# Calculation of EBITDA and Adjusted EBITDA.

**CALCULATION OF EBITDA AND ADJUSTED EBITDA** [1]

(in thousands)

| | For the Three Months Ended, | | | | | For the Year Ended December 31, | |
|---|---|---|---|---|---|---|---|
| | 12/31/2015 | 9/30/2015 | 6/30/2015 | 3/31/2015 | 12/31/2014 | 2015 | 2014 |
| Net income (loss) | $ (19,494) | $ 61,185 | $ 83,146 | $ 41,581 | $ 56,523 | $ 166,418 | $ 197,185 |
| Add:   Interest expense | 36,980 | 36,628 | 35,836 | 35,454 | 35,385 | 144,898 | 139,486 |
|   Income tax expense | 121 | 514 | 640 | 291 | 835 | 1,566 | 1,945 |
|   Depreciation and amortization | 85,964 | 84,261 | 80,582 | 78,969 | 79,179 | 329,776 | 315,878 |
| EBITDA | 103,571 | 182,588 | 200,204 | 156,295 | 171,922 | 642,658 | 654,494 |
| Add (Less): Acquisition related costs [2] | 389 | 851 | 797 | 338 | 2 | 2,375 | 239 |
| General and administrative expense paid in common shares [3] | 379 | 713 | 1,278 | 1,735 | 1,403 | 4,105 | 6,344 |
| Business management incentive fee [4] | (17,383) | 8,561 | (205) | 9,027 | (6,951) | - | - |
| Loss on distribution to common shareholders of RMR common stock [5] | 36,773 | - | - | - | - | 36,773 | - |
| Loss on early extinguishment of debt [6] | - | - | - | - | - | - | 855 |
| Gain on sale of real estate [7] | - | - | (11,015) | - | - | (11,015) | (130) |
| Deferred percentage rent [8] | - | - | (1,240) | 1,240 | (2,129) | - | - |
| Adjusted EBITDA | $ 123,729 | $ 192,713 | $ 189,819 | $ 168,635 | $ 164,247 | $ 674,896 | $ 661,802 |

(1) Please see page 34 for a definition of EBITDA and Adjusted EBITDA and reasons why management believes the presentation of these measures provide useful information to investors.

(2) Represents costs associated with our acquisition activities.

(3) Amounts represent the portion of business management fees that were payable in our common shares as well as equity based compensation for our trustees, our officers and certain other employees of the operating subsidiary of RMR. Effective June 1, 2015 all business management fees are paid in cash.

(4) Amounts represent estimated incentive fees under our business management agreement calculated based on common share total return, as defined. In calculating net income in accordance with GAAP, we recognize estimated business management incentive fee expense, if any, each quarter. Although we recognize this expense, if any, each quarter for purposes of calculating net income, we do not include these amounts in the calculation of Adjusted EBITDA until the fourth quarter, which is when the actual incentive fee expense amount for the year is determined. Incentive fees for 2015 were paid in cash in January 2016.

(5) We recorded a $36,773 non-cash loss on the distribution to common shareholders of RMR common stock to our shareholders in the fourth quarter of 2015 as a result of the closing price of RMR common stock being lower than our carrying amount per share on the day RMR common stock was distributed to our shareholders.

(6) We recorded a $726 loss on early extinguishment of debt in the first quarter of 2014 in connection with amending the terms of our revolving credit facility and unsecured term loan and the redemption of certain senior unsecured notes. We recorded a $129 loss on early extinguishment of debt in the third quarter of 2014 in connection with the redemption of certain senior unsecured notes.

(7) We recorded an $11,015 gain on sale of real estate in the second quarter of 2015 in connection with the sale of five travel centers. We recorded a $130 gain on sale of real estate in the second quarter of 2014 in connection with the sale of one hotel.

(8) In calculating net income in accordance with GAAP, we generally recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimated amounts of percentage rent in the calculation of Adjusted EBITDA for each quarter of the year. The fourth quarter Adjusted EBITDA calculation excludes the estimated amounts of percentage rent recognized during the first three quarters. In calculating net income in accordance with GAAP for the second quarter of 2015, we recognized $2,048 of percentage rent as a result of the modification of our travel center leases. The second quarter 2015 Adjusted EBITDA calculation excludes the $1,240 of deferred percentage rent included in the first quarter 2015 calculation. See page 28 for additional information regarding our TA operating agreements.

# Calculation of funds from operation (FFO) and Normalized FFO.

**CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO AVAILABLE FOR COMMON SHAREHOLDERS** [1]

(dollar amounts in thousands, except per share data)

| | For the Three Months Ended, | | | | | For the Year Ended December 31, | |
|---|---|---|---|---|---|---|---|
| | 12/31/2015 | 9/30/2015 | 6/30/2015 | 3/31/2015 | 12/31/2014 | 2015 | 2014 |
| Net income (loss) available for common shareholders | $ (24,660) | $ 56,019 | $ 77,980 | $ 36,415 | $ 51,357 | $ 145,754 | $ 176,521 |
| Add (Less): Depreciation and amortization | 85,964 | 84,261 | 80,582 | 78,969 | 79,179 | 329,776 | 315,878 |
| Gain on sale of real estate [2] | - | - | (11,015) | - | - | (11,015) | (130) |
| FFO available for common shareholders | 61,304 | 140,280 | 147,547 | 115,384 | 130,536 | 464,515 | 492,269 |
| Add (Less): Acquisition related costs [3] | 389 | 851 | 797 | 338 | 2 | 2,375 | 239 |
| Business management incentive fees [4] | (17,383) | 8,561 | (205) | 9,027 | (6,951) | - | - |
| Loss on distribution to common shareholders of RMR common stock [5] | 36,773 | - | - | - | - | 36,773 | - |
| Loss on early extinguishment of debt [6] | - | - | - | - | - | - | 855 |
| Deferred percentage rent [7] | - | - | (1,240) | 1,240 | (2,129) | - | - |
| Normalized FFO available for common shareholders | $ 81,083 | $ 149,692 | $ 146,899 | $ 125,989 | $ 121,458 | $ 503,663 | $ 493,363 |
| Weighted average shares outstanding (basic) | 151,400 | 151,359 | 150,260 | 149,792 | 149,758 | 150,709 | 149,652 |
| Weighted average shares outstanding (diluted) | 151,400 | 151,386 | 150,292 | 150,906 | 149,769 | 151,002 | 149,817 |
| Basic and diluted per share common share amounts: | | | | | | | |
| Net income (loss) available for common shareholders (basic and diluted) | $ (0.16) | $ 0.37 | $ 0.52 | $ 0.24 | $ 0.34 | $ 0.97 | $ 1.18 |
| FFO available for common shareholders (basic) | $ 0.40 | $ 0.93 | $ 0.98 | $ 0.77 | $ 0.87 | $ 3.08 | $ 3.29 |
| FFO available for common shareholders (diluted) | $ 0.40 | $ 0.93 | $ 0.98 | $ 0.76 | $ 0.87 | $ 3.08 | $ 3.29 |
| Normalized FFO available for common shareholders (basic) | $ 0.54 | $ 0.99 | $ 0.98 | $ 0.84 | $ 0.81 | $ 3.34 | $ 3.30 |
| Normalized FFO available for common shareholders (diluted) | $ 0.54 | $ 0.99 | $ 0.98 | $ 0.83 | $ 0.81 | $ 3.34 | $ 3.29 |

(1) Please see page 34 for a definition of FFO and Normalized FFO available for common shareholders and reasons why management believes the presentation of these measures provides useful information to investors regarding our financial condition and results of operations and any additional purposes for which management uses FFO and Normalized FFO available for common shareholders.

(2) We recorded an $11,015 gain on sale of real estate in the second quarter of 2015 in connection with the sale of five travel centers. We recorded a $130 gain on sale of real estate in the second quarter of 2014 in connection with the sale of one hotel.

(3) Represents costs associated with our acquisition activities.

(4) Amounts represent estimated incentive fees under our business management agreement calculated based on common share total return, as defined. In calculating net income in accordance with GAAP, we recognize estimated business management incentive fee expense, if any, each quarter. Although we recognize this expense, if any, each quarter for purposes of calculating net income, we do not include these amounts in the calculation of Normalized FFO available for common shareholders until the fourth quarter, which is when the actual incentive fee expense amount for the year is determined. Incentive fees for 2015 were paid in cash in January 2016.

(5) We recorded a $36,773 non-cash loss on the distribution of RMR common stock to our shareholders in the fourth quarter of 2015 as a result of the closing price of RMR common stock being lower than our carrying amount per share on the day RMR common stock was distributed to our shareholders.

(6) We recorded a $726 loss on early extinguishment of debt in the first quarter of 2014 in connection with amending the terms of our unsecured revolving credit facility and unsecured term loan and the redemption of certain senior unsecured notes. We recorded a $129 loss on early extinguishment of debt in the third quarter of 2014 in connection with the redemption of certain senior unsecured notes.

(7) In calculating net income in accordance with GAAP, we generally recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimated amounts of percentage rent in the calculation of Normalized FFO available for common shareholders for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts of percentage rent recognized during the first three quarters. In calculating net income in accordance with GAAP for the second quarter of 2015, we recognized $2,048 of percentage rent as a result of the modification of our travel center leases. The second quarter 2015 Normalized FFO available for common shareholders calculation excludes the $1,240 of percentage rent that was included in the first quarter 2015 calculation of Normalized FFO available for common shareholders. See page 28 for additional information regarding our TA operating agreements.

# Non-GAAP financial measures definitions.

## Definition of EBITDA

We calculate EBITDA and Adjusted EBITDA as shown in Exhibit A. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income available for common shareholders, operating income or cash flow from operating activities determined in accordance with GAAP or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, net income available for common shareholders, operating income and cash flow from operating activities as presented in our consolidated statements of income and consolidated statements of cash flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

## Definition of FFO and Normalized FFO

We calculate FFO available for common shareholders and Normalized FFO available for common shareholders as shown in Exhibit B. FFO available for common shareholders is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income available for common shareholders calculated in accordance with GAAP, excluding any gain or loss on sale of properties and loss on impairment of real estate assets, plus real estate depreciation and amortization, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO available for common shareholders differs from NAREIT's definition of FFO available for common shareholders because we include estimated percentage rent in the period to which we estimate that it relates rather than when it is recognized as income in accordance with GAAP, we include estimated business management incentive fees, if any, only in the fourth quarter versus the quarter when they are recognized as expense in accordance with GAAP and we exclude acquisition related costs, loss on distribution to common shareholders of RMR common stock and loss on early extinguishment of debt. We consider FFO available for common shareholders and Normalized FFO available for common shareholders to be appropriate measures of operating performance for a REIT, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that FFO available for common shareholders and Normalized FFO available for common shareholders provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO available for common shareholders and Normalized FFO available for common shareholders may facilitate a comparison of our operating performance between periods and with other REITs. FFO available for common shareholders and Normalized FFO available for common shareholders are among the factors considered by our Board of Trustees when determining the amount of distributions to shareholders. Other factors include, but are not limited to, requirements to maintain our qualification for taxation as a REIT, limitations in our revolving credit facility and term loan agreement and public debt covenants, the availability to us of debt and equity capital, our expectation of our future capital requirements and operating performance, and our expected needs for and availability of cash to pay our obligations. FFO available for common shareholders and Normalized FFO available for common shareholders do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, net income available for common shareholders, operating income or cash flow from operating activities determined in accordance with GAAP or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, net income available for common shareholders, operating income and cash flow from operating activities as presented in our consolidated statements of income and consolidated statements of cash flows. Other REITs and real estate companies may calculate FFO available for common shareholders and Normalized FFO available for common shareholders differently than we do.



*Sonesta Resort, Hilton Head, SC*
*Operator: Sonesta International Hotels Corp.*
*Guest Rooms: 340*



Wyndham Grand Chigcago
Riverfront, Chicago, IL
Operator: Wyndham Hotel Group
Guest Rooms: 334
Vacation Rental Units: 48
WYNDHAM







HPT

# Hospitality Properties Trust

HPT LISTED NYSE

## Q4 2015 Investor Presentation